BATCHER, ZARCONE & BAKER, LLP
ATTORNEYS AT LAW

SOUTH BAY OFFICE
4190 BONITA ROAD, SUITE 205
BONITA, CALIFORNIA 91902

KAREN A. BATCHER
kbatcher@bzblaw.com

TELEPHONE: 619.475.7882
FACSIMILE: 619.789.6262

ADDITIONAL SAN DIEGO
OFFICES

June 1, 2006

Ms. Ekaterina Popoff, President
Wildon Productions, Inc.
702-3071 Glen Drive,
Coquitlam, B.C. V3B 7R1

Re: Legal Opinion Pursuant to SEC Form SB-2
        Registration Statement – Wildon Productions, Inc.

Dear Ms. Popoff:

At your request, we are rendering this opinion in connection with a proposed sale by 29
individual shareholders (the "Selling Shareholders"), of Wildon Productions, Inc. (the
"Company") of up to Wildon Productions, Inc. shares of common stock, $.001 par value (the
"Common Stock"). The Selling Shareholders are identified in the Registration Statement on
Form SB-2.

I have examined instruments, documents and records, which we deemed relevant and necessary
for the basis of our opinion hereinafter expressed. I have done so in light of Nevada law,
including without limitation, the statutory provisions, all applicable provisions of the Nevada
constitution and reported judicial decisions interpreting those laws. In such examination, we
have assumed the following: (a) the authenticity of original documents and the genuineness of all
signatures; (b) the conformity to the originals of all documents submitted to us as copies; and (c)
the truth, accuracy and completeness of the information, representations and warranties
contained in the records, documents, instruments and certificates we have reviewed.

Pursuant to §228.601 (Item 601) of Regulation S-B, I make the following opinion on the legality
of the securities being registered.   Based on such examination and the applicable laws of the
State of Nevada, I am of the opinion that 5,950,000 shares of Common Stock to be sold by the
Selling Shareholders are duly authorized shares of Common Stock which have been legally
issued, fully paid and non-assessable.   I am also of the opinion that the Shares, when sold

after the effectiveness of the Registration Statement, will be validly issued, fully paid and non-assessable.

Regards,

BATCHER ZARCONE & BAKER, LLP



Karen A. Batcher, Esq.